April 6, 2023
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Dale Welcome
Mr. Kevin Stertzel

Re: Vista Outdoor Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022 Filed May 24, 2022
Form 8-K Filed February 2, 2023
File No. 001-36597

Dear Mr. Welcome and Mr. Stertzel:

This letter is in response to the comment letter, dated March 14, 2023, of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Vista Outdoor Inc. (the “Company” or “we“). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended March 31, 2022

Consolidated Statement of Comprehensive Income (Loss), page 41

1.We note that you present the line item “earnings (loss) before interest and income taxes,” or EBIT, on the face of your consolidated statements of comprehensive income. Please tell us how this presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and in future filings the Company will modify the Consolidated Statements of Comprehensive Income (Loss) to remove the line identified as “earnings (loss) before interest and income taxes”. We will also rename the lines identified as “earnings before interest, income taxes and other” and “earnings before income taxes” to “income from operations” and “income before income taxes”, respectively. Please refer to Exhibit A to this letter for an example of the Company’s proposed revised disclosure in response to the Staff’s comment.

Form 8-K filed February 2, 2023

Exhibit 99.1
General, page 1

2.We refer to your presentation of the non-GAAP measures EBITDA Margin and Free Cash Flow in the secondary headline, as well as the discussion and analysis of EBITDA in the body of your earnings release. In future filings, please revise your disclosures to also present, with equal or greater prominence, the most directly comparable financial measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and we advise the Staff that in future filings we will modify our disclosures to present the most directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures.

Free Cash Flows, page 6

3.We note you present a measure described as “free cash flow.” It is unclear what information your measure is attempting to convey, as it appears to conflate elements of both liquidity and performance measures. Generally, free cash flow is understood to be a liquidity measure and is presented as cash flows from operating activities, less capital expenditures. At a minimum, it appears you should revise the description of your measure to something other than “free cash flow.” In addition, your disclosure states the measure provides investors with information regarding cash available for debt payments, share repurchases and acquisitions. It’s unclear how adjustments such as amounts paid for separation costs, transaction costs, etc., are available for purposes such as debt payments. Further, it is unclear why you are also tax effecting your adjustments, if your measure is intended to be a liquidity measure. Please explain the basis for your measure and why you believe it is appropriate or revise the measure accordingly.

Response:

We respectfully acknowledge the Staff’s comment and in future filings the Company will modify its disclosures as described below.

First, we will add a “free cash flow” subtotal line that reflects “cash provided by operating activities” less “capital expenditures”. We will modify our explanation to clarify that “free cash flow”, as so presented, is a liquidity measure that is an indication of the amount of cash generated by our business for debt repayment, share repurchases and acquisitions after making capital investments required to support ongoing operations. We believe that this presentation of “free cash flow” provides investors with information that they can use to assess our liquidity.

Second, we will rename the line currently labeled “free cash flow” to “adjusted free cash flow”. In the description above the table we will indicate that “adjusted free cash flow”, as so presented, is an important indication of the amount of cash that would have been generated by our business for debt repayment, share repurchases and acquisitions after making capital investments required to support ongoing operations, eliminating the cash impact (including the tax impact) of the items that are adjusted in our presentation of adjusted net income. We will note that we believe that “adjusted free cash flow,” as so presented, will enhance investors’ understanding of the liquidity of our ongoing operations. We will also indicate that

“adjusted free cash flow” is used by the Company’s management to assess employee performance and determine annual incentive payments.

Please refer to Exhibit B to this letter for an example of the Company’s proposed revised disclosure in response to the Staff’s comment.

Please contact the undersigned at (763) 712-6244 or Andrew Keegan, Interim Chief Financial Officer, at (763) 323-2318 if you have any further questions or require any further information.

Sincerely,

/s/ Mark R. Kowalski
Mark R. Kowalski
Corporate Controller and Chief Accounting Officer

Exhibit A

Updated presentation of the Consolidated Statements of Comprehensive Income (Loss).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Years ended March 31,
(Amounts in thousands except per share data)	2022	2021	2020
Sales, net	$3,044,621	$2,225,522	$1,755,871
Cost of sales	1,935,389	1,592,562	1,397,105
Gross profit	1,109,232	632,960	358,766
Operating expenses:
Research and development	28,737	22,538	22,998
Selling, general, and administrative	434,273	337,460	302,554
Impairment of goodwill and intangibles (Note 11)	—	—	155,588
Impairment of held for sale asset (Note 7)	—	—	9,429
(Gain) loss on divestitures (Note 7)	—	(18,467)	433
Income (loss) from operations	646,222	291,429	(132,236)
Interest expense, net	(25,264)	(25,574)	(38,791)
Loss on extinguishment of debt (Note 13)	—	(6,471)	—
Income (loss) before income taxes	620,958	259,384	(171,027)
Income tax (provision) benefit	(147,732)	6,628	15,948
Net income (loss)	$473,226	$266,012	$(155,079)

Exhibit B

Updated presentation of the non-GAAP “Free Cash Flow” table in the earnings release.

Free Cash Flow

Free cash flow is defined as cash provided by operating activities less capital expenditures. Vista Outdoor management believes that free cash flow provides investors with an important indication of the cash generated by our business for debt repayment, share repurchases and acquisitions after making the capital investments required to support ongoing business operations. Vista Outdoor management uses free cash flow to assess overall liquidity.

Adjusted free cash flow is defined as free cash flow eliminating the cash impact (including the tax impact) of the following items that are adjusted in our presentation of adjusted net income: inventory step-up, transaction and transition costs paid to date, planned separation costs, post-acquisition compensation, contingent consideration and debt issuance costs. Vista Outdoor management believes that adjusted free cash flow enhances investors’ understanding of the liquidity of our ongoing operations. Adjusted free cash flow is also used by Vista Outdoor to assess employees’ performance and determine their annual incentive payments. Vista Outdoor’s definition of adjusted free cash flow may differ from those used by other companies.

		Nine months ended
(in thousands)	Three months ended December 25, 2022	December 25, 2022	December 26, 2021	Projected year ending March 31, 2023
Cash provided by operating activities	$114,114	$307,516	$219,466	$344,571– $374,571
Capital expenditures	(12,200)	(25,157)	(24,828)	(46,000)
Free cash flow	$101,914	$282,359	$194,638	$298,571– $328,571

Inventory step-up expense	(1,261)	(2,020)	(408)	(2,020)
Transaction costs	166	7,695	3,908	7,695
Transition costs	444	636	440	636
Planned separation costs	7,685	16,675	—	16,675
Post acquisition compensation	(375)	(1,383)	12,700	(1,383)
Contingent consideration	(6)	22	(55)	22
Debt issuance	—	(196)	—	(196)
Adjusted free cash flow	$108,567	$303,788	$211,223	$320,000– $350,000

For those amounts that are deductible for tax purposes, we have assumed a blended 25% tax rate and included the cash impact in the same period the deduction occurred.